UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 27, 2014

SOUTHERN STAR CENTRAL CORP.
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(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
4700 Highway 56, Owensboro, KY		42301
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (270) 852-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 C.F.R. 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 C.F.R. 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 C.F.R. 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 C.F.R. 240.13e-4(c))

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1

Item 8.01.   Other Events.

On June 30, 2014, Southern Star Central Corp. (the "Company") announced the expiration, as of at 12:00 midnight, New York City time, at the end of the day on June 27, 2014 (the "Expiration Date"), and final results of its previously announced cash tender offers and consent solicitations for any and all of its outstanding 6.75% Senior Notes due 2016 (the "Notes"). All Notes that remain outstanding as of the Expiration Date will be redeemed on July 16, 2014.

A copy of the press release is included as Exhibit 99.1 hereto and incorporated into this Item 8.01 by reference.

Item 9.01.   Financial Statements and Exhibits.

Exhibits:

99.1   Press Release of the Company, announcing the expiration and final results of the tender offers and consent solicitations for its 6.75% Senior Notes due 2016, dated June 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

Date: June 30, 2014   /s/ Susanne W. Harris
                                        Susanne W. Harris
                                        Vice President, Chief Financial Officer and Treasurer

Exhibit 99.1



News Release

Southern Star Central Corp.

Date: June 30, 2014

Contact:	Susanne Harris	Gayle Hobbs	Rob Carlton
	Southern Star (financial)	Southern Star (media relations)	Southern Star (media relations)
	(270) 852-4600	(270) 852-4503	(270) 852-4500
	susanne.w.harris@sscgp.com	gayle.b.hobbs@sscgp.com	robert.w.carlton@sscgp.com

Owensboro, KY –

Southern Star Central Corp. Announces Expiration and Final Results of Tender Offers and Consent Solicitations for Its 6.75% Senior Notes Due 2016

Southern Star Central Corp. (the "Company") announced today the expiration and final results of its previously announced cash tender offers ("Tender Offers") and consent solicitations ("Consent Solicitations") for any and all of its outstanding 6.75% Senior Notes due 2016. The Tender Offers and the Consent Solicitations expired at 12:00 midnight, New York City time, at the end of the day on June 27, 2014 (the "Expiration Date"). The terms and conditions of the Tender Offers and Consent Solicitations are described in detail in the Company's Offer to Purchase and Consent Solicitation Statement (the "Offer to Purchase") and related Letter of Transmittal and Consent (the "Letter of Transmittal"), each dated June 2, 2014.

The Company was advised by D.F. King & Co., Inc., as tender agent and information agent for the Tender Offers and Consent Solicitations, that between the early tender deadline of 5:00 p.m., New York City time, on June 13, 2014 and the Expiration Date, the Company received no additional valid tenders and consents from holders of its 6.75% Senior Notes due 2016 (CUSIP No. 843830 AD2) (the "2006 Notes") or holders of its 6.75% Senior Notes due 2016 (CUSIP Nos. 843830 AE0 and U84416 AC7) (the "2008 Notes" and, together with the 2006 Notes, the "Notes").

A total of $53,412,000 aggregate principal amount of the 2006 Notes and a total of $10,830,000 aggregate principal amount of the 2008 Notes remain outstanding (collectively, the "Outstanding Notes"). In accordance with the Company's previously announced election to redeem all Notes that remain outstanding

as of the Expiration Date, all of the Outstanding Notes will be redeemed on July 16, 2014. The redemption price of the Outstanding Notes will be 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date. Notices of redemption have been mailed to all registered holders of the Outstanding Notes. Copies of the notices of the redemption may be obtained from The Bank of New York Mellon Trust Company, N.A., as paying agent, by calling Ross Finke at (312) 827-8689.

The Company retained RBC Capital Markets, LLC as the dealer manager and solicitation agent (the "Dealer Manager") for the Tender Offers and Consent Solicitations. The Company retained D.F. King & Co., Inc. as tender agent and information for the Tender Offers and Consent Solicitations. Persons with questions regarding either of the Tender Offers and Consent Solicitations should contact RBC Capital Markets, LLC at (877) 381-2099 (toll free) or (212) 618-7822 (collect). Requests for documents may be directed to D.F. King & Co., Inc. by phone at (800) 578-5378 (toll free) or (212) 269-5550, or in writing at 48 Wall Street, 22nd Floor, New York, New York 10005.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell the Notes or any other security or a solicitation of consents with respect to any of the Notes. The Tender Offers and Consent Solicitations were made solely by the Offer to Purchase and the Letter of Transmittal.

About Southern Star Central Corp.

Southern Star Central Corp., headquartered in Owensboro, Kentucky, owns Southern Star Central Gas Pipeline, Inc. ("Central"), an interstate natural gas transportation company in the Midwest and Mid-continent regions of the United States. Southern Star's pipeline system is composed of approximately 6,000 miles of mainline and branch transmission and storage pipelines located in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming. The system serves customers in these seven states, including major metropolitan areas in Kansas and Missouri, which are its main market areas.

Forward-Looking Statements

The information in this release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "objective" and other similar expressions identify some of the statements that are forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such statements, factors that could cause actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following: future utilization of pipeline capacity, which can depend on energy prices and the prices for natural gas available on Central's system, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas, the construction or abandonment of gas customer facilities, weather conditions and other factors beyond Central's control; operational risks and limitations of Central's pipeline system and of interconnected pipeline systems; our ability to raise capital and fund capital expenditures in a cost-effective manner; changes in federal, state or local laws and regulations to which Central is subject, including allowed rates of return and related regulatory matters, regulatory disclosure obligations, the regulation of financial dealings between us and our affiliates, and tax, environmental, safety

and employment laws and regulations; our ability to manage costs; the ability of Central's customers to pay for its services; environmental liabilities that are not covered by an indemnity or insurance; our ability to expand into new markets as well as our ability to maintain existing markets; our ability to obtain governmental and regulatory approval of various expansion projects as well as our ability to maintain and comply with such approvals; the cost and effects of legal and administrative proceedings; the effect of accounting interpretations and changes in accounting policies; restrictive covenants contained in various debt instruments applicable to us and our subsidiaries which may restrict our ability to pursue our business strategies; changes in general economic, market or business conditions; and economic repercussions from terrorist activities and the government's response to such terrorist activities.

Other factors and assumptions not identified above may also impact these forward-looking statements. The failure of those other assumptions to be realized, as well as other factors, which may or may not occur, may also cause actual results to differ materially from those projected. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.